Manhattan Zodiac LLC

Profit and Loss

	JAN - DEC 2021 (PY)
Income	
Discounts given	0.00
Discounts/Refunds Given	-339.55
Sales	136,565.78
Total Income	**$136,226.23**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Cost of labor - COS	5,621.00
QuickBooks Payments Fees	0.00
Sales Tax Paid	2,046.00
Shipping, Freight & Delivery - COS	5,624.00
Supplies & Materials - COGS	42,839.94
Venue Rental - COS	0.00
Total Cost of Goods Sold	**$56,130.94**
GROSS PROFIT	**$80,095.29**
Expenses	
Advertising & Marketing	5,642.06
Bank Charges & Fees	21.96
Car & Truck	1,837.05
Contractors	0.00
Cost of Labor	1,250.00
Gifts	666.62
Insurance	790.78
Interest Paid	175.92
Job Supplies	3,612.26
Legal & Professional Services	4,534.60
Meals	3,545.92
Office Expenses	198.72
Packaging & Delivery Services	3,628.46
Parking & Tolls	848.85
Professional Development	586.14
Rent & Lease	19,570.15
Repairs & Maintenance	0.00
Supplies	3,936.90
Taxes & Licenses	129.73
CA LLC Tax	800.00
Total Taxes & Licenses	**929.73**
Telephone	1,200.00
Tools & Equipment < $2500	577.90

Manhattan Zodiac LLC

Profit and Loss

	JAN - DEC 2021 (PY)
Travel	2,764.32
Total Expenses	**$56,318.34**
NET OPERATING INCOME	**$23,776.95**
Other Income	
Tips Income	0.00
Total Other Income	**$0.00**
Other Expenses	
Depreciation Expense	349.44
Entertainment	0.00
Penalties & Settlements	0.00
Total Other Expenses	**$349.44**
NET OTHER INCOME	**$ -349.44**
NET INCOME	**$23,427.51**

Manhattan Zodiac LLC

Balance Sheet

	AS OF DEC 31, 2021 (PY)
ASSETS	
Current Assets	
Bank Accounts	
MANHATTAN ZODIAC LLC (5513)	19,635.30
QuickBooks Checking Account	0.00
Total Bank Accounts	**$19,635.30**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$19,635.30**
Fixed Assets	
Equipment	1,092.50
A/D - Equipment	-567.44
Total Equipment	**525.06**
Total Fixed Assets	**$525.06**
TOTAL ASSETS	**$20,160.36**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	0.00
Loan from EL	0.00
Loan from YN	679.04
Out Of Scope Agency Payable	0.00
Sales Tax Payable	718.00
Total Other Current Liabilities	**$1,397.04**
Total Current Liabilities	**$1,397.04**
Long-Term Liabilities	
SBA Loan	9,897.92
Total Long-Term Liabilities	**$9,897.92**
Total Liabilities	**$11,294.96**

Manhattan Zodiac LLC

Balance Sheet Comparison

	AS OF DEC 31, 2021 (PY)
Equity	
Opening Balance Equity	1,445.26
Partner Distributions - EL	-550.60
Partner Distributions - YN	0.00
Retained Earnings	-15,456.77
Net Income	23,427.51
Total Equity	**$8,865.40**
TOTAL LIABILITIES AND EQUITY	**$20,160.36**

Manhattan Zodiac LLC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	23,427.51
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Equipment	0.00
Equipment:A/D - Equipment	349.44
Loan from EL	-10,462.40
Loan from YN	-10,731.44
Sales Tax Payable	718.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-20,126.40**
Net cash provided by operating activities	**$3,301.11**
FINANCING ACTIVITIES	
SBA Loan	7,397.92
Partner Distributions - EL	-550.60
Net cash provided by financing activities	**$6,847.32**
NET CASH INCREASE FOR PERIOD	**$10,148.43**
Cash at beginning of period	9,486.87
CASH AT END OF PERIOD	**$19,635.30**